UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

HYSTER-YALE MATERIALS HANDLING, INC.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

499172204

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Part II to Schedule 13D/A

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock of Hyster-Yale Materials Handling, Inc. (the “Issuer”) held by Rankin Associates V, L.P., a Delaware limited partnership, that appeared in the Schedule 13D filed by the Reporting Persons on February 14, 2022 (the “Initial Filing”). This Amendment No. 1 updates certain information with respect to certain Reporting Persons under the Initial Filing. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Initial Filing.

Item 2.

The statements under the heading Julia Rankin Kuipers, which appear in the Initial Filing, are hereby deleted and replaced by the following:

Julia Rankin Kuipers. Ms. Kuipers’ address is 150 Miles Road, Chagrin Falls, Ohio 44022. She is not employed.

The statements under the heading Jacob A. Kuipers, which appear in the Initial Filing, are hereby deleted and replaced by the following:

Jacob A. Kuipers. Mr. Kuipers’ address is 150 Miles Road, Chagrin Falls, Ohio 44022. He is a Partner with McDermott Will & Emery.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided with respect to the Stockholders’ Agreement is hereby amended by inserting at the end thereof the following:

Stockholders’ Agreement

Effective December 12, 2022, each of the Issuer and the participating stockholders identified on the signature pages of the Stockholders Agreement, as amended (“Participating Stockholders”), executed and delivered an Amendment to the Stockholders’ Agreement amending the Stockholders’ Agreement to add an additional Participating Stockholder under the Stockholders’ Agreement. A copy of the Amendment to the Stockholders’ Agreement is attached hereto as Exhibit 22 and is incorporated herein in its entirety.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Initial Filing is hereby amended by adding the following:

Exhibit 22	Twelfth Amendment to Stockholders’ Agreement, dated as of December 12, 2022, by and among the Issuer, the new Participating Stockholder and the Participating Stockholders (incorporated by reference to Exhibit 41 filed with Amendment No. 11 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 14, 2023, Commission File Number 005-87003).

[Signatures begin on the next page.]

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

RANKIN ASSOCIATES V, L.P.

By: Rankin Management, Inc., its Managing Partner

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

RANKIN MANAGEMENT INC.

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

REPORTING INDIVIDUALS

/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for David B. H. Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Corbin K. Rankin *
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Lynne T. Rankin*
Attorney-in-Fact for Thomas P. K. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Chloe R. Seelbach*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Claiborne R. Rankin, Jr.
Attorney-in-Fact for Lauran Rankin*
Attorney-in-Fact for Julia L. Rankin (Kuipers)*
Attorney-in-Fact for Jacob Alan Kuipers*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Alison A. Rankin *
Attorney-in-Fact for The Anne F. Rankin Trust dated August 15, 2012, as amended*
Attorney-in-Fact for Elisabeth M. Rankin Irrevocable
Trust #1 dated December 18, 1997*
Attorney-in-Fact for 2012 Helen R. Butler GST Trust*
Attorney-in-Fact for 2012 Clara R. Williams GST Trust*
Attorney-in-Fact for 2012 Matthew M. Rankin GST*
Attorney-in-Fact for 2012 James T. Rankin GST Trust*
Attorney-in-Fact for 2012 Thomas P. Rankin GST Trust*
Attorney-in-Fact for 2012 Chloe R. Seelbach GST Trust*
Attorney-in-Fact for 2012 Claiborne R. Rankin, Jr. GST Trust*

Attorney-in-Fact for 2012 Julia R. Kuipers GST Trust*
Attorney-in-Fact for 2012 Anne F. Rankin GST Trust*
Attorney-in-Fact for 2012 Elisabeth M. Rankin GST Trust*
Attorney-in-Fact for BTR 2012 GST Trust for Helen R. Butler *
Attorney-in-Fact for BTR 2012 GST Trust for Clara R. Williams *
Attorney-in-Fact for BTR 2012 GST Trust for Matthew M. Rankin *
Attorney-in-Fact for BTR 2012 GST Trust for James T. Rankin *
Attorney-in-Fact for BTR 2012 GST Trust for Thomas P. Rankin *
Attorney-in-Fact for BTR 2012 GST Trust for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2012 GST Trust for Claiborne R. Rankin, Jr. *
Attorney-in-Fact for BTR 2012 GST Trust for Julia R. Kuipers*
Attorney-in-Fact for BTR 2012 GST Trust for Anne F. Rankin *
Attorney-in-Fact for BTR 2012 GST Trust for Elisabeth M. Rankin *
Attorney-in-Fact for HRB 2020 GST Trust for Clara R. Butler *
Attorney-in-Fact for HRB 2020 GST Trust for Griffin B. Butler*
Attorney-in-Fact for JCB 2020 GST Trust for Clara R. Butler, *
Attorney-in-Fact for JCB 2020 GST Trust for Griffin B. Butler*
Attorney-in-Fact for CRW 2020 GST Trust for Margo J. V. Williams*
Attorney-in-Fact for CRW 2020 GST Trust for Helen C. Williams*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 1 hereto.